Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

December 8, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sidus Space, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 3, 2021
File No. 333-261288

Ladies and Gentlemen:

This letter sets forth the responses of Sidus Space, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on December 7, 2021 concerning Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-261288) filed with the Commission on December 3, 2021 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended Registration Statement”), which is being filed herewith.

Amendment No. 1 to Registration Statement on Form S-1

 Dilution, page 38

1.

Please revise your pro forma, as adjusted, net tangible book value and book value per share calculations to give effect to the $1 million post balance sheet assumption of debt from CTC. In this regard, it appears that such amounts should be $10.8 million and $0.67, respectively and dilution per investor should be $4.33.

RESPONSE: We have deleted the pro forma adjustment in the Summary Financial Data and the Capitalization table in the Amended Registration Statement that gave effect to the $1 million post balance sheet assumption of debt from CTC because the amount of debt subject to the assumption agreement from CTC, a related party, was already included on the balance sheet as of September 30, 2021 as part of a $3.75 million Note Payable to Related Party.  By entering into the Decathlon Loan Assignment and Assumption Agreement on December 3, 2021, we bifurcated the $3.75 million note into 2 notes, with $1.4 million due to Decathlon and the remaining $2.35 million due to CTC.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 43

2.

We note your disclosure regarding the Loan Assignment and Revenue Loan and Security Agreements. Please revise to further describe the material terms of these agreements, such as the maturity dates, interest rates, monthly payment formulas, financial covenants and assets covered by the security agreement. Additionally, please revise to explain why the company chose to assume the loan from Craig Technical Consulting. Lastly, we note that you have granted a security interest to Decathlon in certain assets described in Schedule 11.2 to the Revenue Loan and Security Agreement. Please refile this agreement to include this schedule and any other material schedules or similar attachments.

RESPONSE: We have revised the Amended Registration Statement to describe the material terms of the Loan Assignment and the Revenue Loan and Security Agreements. In addition, we added disclosure with respect to why we chose to assume the loan from Craig Technical Consulting. Further, we have refiled the Revenue Loan and Security Agreement to include the material schedules.

Unaudited Consolidated Balance Sheets, page F-15

3.

As previously requested, please revise your interim period balance sheet to indicate that 10.0 million shares of Class B common stock are issued and outstanding at both September 30, 2021 and December 31, 2020.

RESPONSE: We have revised the Amended Registration Statement to respond to this comment.

If you have any questions relating to any of the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067.

Very truly yours,

/s/ Jeffrey Fessler
Jeffrey Fessler
Sheppard, Mullin, Richter & Hampton LLP
cc: Carol Craig, CEO

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